Exhibit 13.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2008

March 30, 2009

Table of contents

Annual Information Form for the year ended December 31, 2008

In this Annual Information Form, the terms “We”, “Us”, “Our”, and “Cascades” refer to Cascades Inc., its subsidiaries, divisions and its interests in joint ventures. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars. The information in this Annual Information Form  is stated as at December 31, 2008, except as otherwise indicated, and except for information in documents incorporated by reference that have a different date.

DOCUMENTS INCORPORATED BY REFERENCE

The documents in the table below contain information that is incorporated by reference into this annual information form.

Documents	Where they are incorporated in this Annual Information Form

Cascades Inc.’s 2008 Annual Report — Management’s discussion and analysis of financial position and operating results, NEAR-TERM OUTLOOK, page 46, RISK MANAGEMENT, page 50	Items 3.3, 4.6.1 and 4.9

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form or in documents incorporated by reference are forward-looking statements within the meaning of the “safe Harbour” provision of the United States Private Securities Litigation Reform Act of 1995 based on current expectations. The accuracy of these statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions (See heading Business Risks).

Annual Information Form

ITEM 1 — DATE OF THE ANNUAL INFORMATION FORM

This Annual Information Form (“AIF”) is dated as at March 30, 2009.  Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2008.

ITEM 2 - CORPORATE STRUCTURE

2.1          NAME AND INCORPORATION OF THE COMPANY

Cascades Inc. (hereinafter referred to as “Cascades” or the “Company”) was incorporated under the name Paper Cascades Inc./Cascades Paper Inc. under the laws of the Province of Québec by letters patent issued on March 26, 1964.  Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Company.

Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Quebec) by Certificate of Continuance dated October 26, 1982.  Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Company’s Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and the restrictions and privileges of certain classes of shares of the Company.

On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Company.  The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.

The head office and corporate offices of Cascades are located at 404 Marie-Victorin Blvd., Kingsey Falls, Québec, J0A 1B0.  Cascades also has administrative offices located at 772 Sherbrooke Street West, Suite 100, Montréal, Québec, H3A 1G1.

2.2          INTERCORPORATE RELATIONSHIPS

The following list sets out the principal wholly-owned subsidiaries of Cascades and their respective jurisdiction of incorporation as at December 31, 2008:

Jurisdiction of
Corporate Name	Incorporation

Cascades Canada Inc.	Canada
Cascades Europe S.A.S.	France
Cascades S.A.S.	France
Cascades Tissue Group — North Carolina Inc.	North Carolina
Cascades Tissue Group — Pennsylvania Inc.	Delaware
Cascades USA Inc.	Delaware
Dopaco, Inc.	Pennsylvania
Metro Waste Paper Recovery Inc.	Canada
Norampac Holding US Inc.	Delaware
Norampac Industries Inc.	New York

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1          THREE YEAR HISTORY

On December 29, 2006, in connection with the acquisition of the remaining outstanding shares (50%) from Domtar Inc. (“Domtar”) in Norampac Inc. (“Norampac”), the Company completed the refinancing of its $550 million credit facility originally put in place in 2005 to provide for new $875 million (including $325 million of Norampac) credit facilities consisting of a $650 million five-year secured revolving credit facility maturing in December 2011, a $100 million secured term facility maturing in October 2012 and a six-month $100 million senior unsecured revolving credit facility.  The six-year term facility can be reimbursed without penalty at the Company’s option any time prior to maturity. Its obligations under this new revolving credit facility are secured by all inventory and receivables of the Company and its North American subsidiaries and by the property, plant, and equipment of four of its mills. On June 27, 2007, the Company amended its credit agreement to add a new twelve month unsecured revolving credit facility in the amount of $100 million said credit facility having been renewed on May 22, 2008 for an another twelve month period.  On February 13, 2009, Cascades announced that it had entered into an agreement to amend its existing bank credit agreement. Under the terms of the amendment the existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, remain unchanged until maturity in October 2012.  In consideration of this covenant extension the variable interest rate applicable to borrowings outstanding is increased by 200 basis points. The amendment also cancels the unsecured revolving credit facility in the amount of $100 million that was originally scheduled to terminate in June 2009.  The amounts of the Company’s secured revolving credit and term facilities ($750 million and $100 million respectively) and their maturity dates (December 2011 and October 2012 respectively) remain unchanged.

On December 5, 2006, Cascades announced that it had reached an agreement in principle with Domtar to purchase Domtar’s 50% interest in Norampac, for a cash consideration of $560 million. The Company also announced that it had secured commitments for the financing necessary to complete the transaction, namely a renewed credit facility the terms of which are described hereinabove. Concurrently, the Company announced that it had launched a $150 million Subscription Receipt offering through a syndicate of underwriters to be issued to the public pursuant to a short form prospectus to be filed with securities regulators in each province of Canada with closing to occur on or about December 20, 2006. Each subscription receipt gives the right to its holder to receive one Common Share on closing of the transaction. The

Annual Information Form

aggregate gross proceeds of the public offering together with the proceeds from the $50 million private placement at the public issue price to be used to finance the acquisition.

On December 20, 2006, Cascades closed it’s a public offering of 15,095,000 Subscription Receipts at a unit price of $13.25, for a total consideration of $200,008,750 held in escrow pending closing of the acquisition of the outstanding shares (50%) held by Domtar in Norampac.  The completion of this transaction occurred on December 29, 2006, following a satisfactory response from the Competition Bureau on December 14, 2006. Concurrently, the Company also closed a $50 million private placement of 3,773,585 Subscription Receipts at a price of $13.25 each. Each Subscription Receipt was converted into an equivalent number of Common Shares of the Company, concurrently with the closing of the acquisition of the remaining 50% interest in Norampac, on December 29, 2006.

On June 20, 2007, Cascades together with Reno de Medici S.p.A. (“RdM”), a public company based in Milan (Italy), announced the signing of a Letter of Intent for the negotiation of the terms and conditions pertaining to a potential  combination of RdM’s and Cascades S.A.’s European recycled cartonboard businesses.  Concurrently with the proposed merger, Cascades S.A. and a group of current shareholders of RdM were expected to enter into a three - year shareholders’ agreement covering matters related to corporate governance  where Cascades S.A., on the one hand, and a group of current RdM shareholders on the other hand, would be equally represented on the Board of Directors of RdM. The agreement also provided for an 18-month lock-up, followed by reciprocal first - refusal and tag-along rights.

On September 14, 2007, Cascades announced that the definitive combination agreement and shareholders’ agreement had been signed. The combination agreement was subject to certain conditions, including approval by appropriate regulatory authorities as well as by RdM shareholders. On October 29, 2007, the shareholders of RdM approved the proposed merger of Cascades S.A.’s recycled boxboard businesses with their recycled boxboard activities at an extraordinary general meeting of shareholders. On February 7, 2008, the competition authorities approved the merger which was signed on February 26, 2008 to take effect on March 1, 2008.  As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., which had a net book value of $92 million (€62 million) in exchange for 115.6 million shares or 30.6% of outstanding shares in RdM, representing a contribution of $81 million (€54 million) and a cash consideration adjustment of $3 million (€2 million). The Company also acquired an additional 2.6% of RdM shares on the open market in 2008. Its investment in RdM is proportionally consolidated since that date, as the Company and a group of current shareholders have joint control of RdM.

Boxboard Group

On April 21, 2006, Cascades announced that it had reached an agreement with Caraustar Industries, Inc., to acquire the assets of its coated recycled board mill located in Sprague (Connecticut) for an amount of US$14.5 million, subject to the approval of the environmental authorities of the State of Connecticut.

On April 25, 2006, Cascades announced that it had acquired certain of the assets of the paperboard division of Simkins Industries located in Ridgefield (New Jersey) and in New Haven (Connecticut), in an amount of $14 million (US$12.5 million).  These two mills were shut down by Simkins Industries.

On June 29, 2006, Cascades announced the shut down of its FjordCell pulp mill for an indefinite period of time. The mill, which specializes in the production of bleached softwood kraft pulp, is located in Jonquière (Québec). The closure affected approximately 70 employees.  The mill produced annually 82,000 tons of kraft pulp and sold all of its production to other Cascades facilities, namely, Cascades Boxboard Group — Jonquière (Québec), and the Rolland Division of the Cascades Fine Papers Group Inc. (Québec).

On July 19 and August 7, 2006, Cascades completed the acquisition of the assets of two Caraustar Industries, Inc.’s coated recycled boxboard mills located in Sprague (Connecticut) and in Rittman (Ohio), for a purchase price of $18 million (US$15 million). Since the acquisition, the Sprague mill operates under the name Cascades Boxboard Group-Connecticut LLC, Versailles Mill. Caraustar closed the Rittman plant.

On October 6, 2006, Cascades announced the temporary shut down of the Scierie Lemay Inc. sawmill, including its facilities, in L’Ascension (Québec) as well as those of its subsidiary Rabotage Lemay Inc. in Saint-François-de-Sales (Québec). The shutdown affected 200 workers. On September 15, 2008, Cascades announced that it has completed the sale of the assets of Scierie Lemay Inc. to Produits Forestiers Arbec S.E.N.C. for a counterpart of $6 million paid in cash and a contingent consideration  of $2 million, which resulted in no gain or loss.

On January 25, 2007, Cascades announced the sale of its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company to Rock-Tenn Company. This transaction, amounted to $38 million ($US 32 million).

On July 2, 2008, Cascades, through its Containerboard Group Division (Norampac), announced the closure of its Toronto boxboard mill for an indefinite period of time. Nearly 140 employees were affected by this closure.  The Toronto mill has an annual production capacity of coated recycled boxboard of approximately 180,000 short tons.  This decision was taken to mitigate the negative impacts of several factors such as high labour costs, growing fibre supply costs and rising energy costs.

Containerboard Group - Norampac

On September 7, 2007, Norampac announced the sale of its linerboard mill located in Red Rock (Ontario) and agreed to pay an amount of $10 million to the purchaser, North American Logistic Services, Inc., in order to encourage the start-up of a new line of production at the facility.  The Red Rock mill had ceased its operations for an indefinite period of time on October 3, 2006, due to unfavorable economic factors.

On March 18, 2008, Cascades’ management announced the reorganisation of its North American boxboard and containerboard operations and its containerboard operations. This reorganisation will enhance the sharing of technology while creating a larger packaging group that will be better able to respond to the needs of customers in Canada and in the United States.

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Specialty Products Group

On February 28, 2006, the Company sold its paper merchant division known as Cascades Resources, a Division of Cascades Fine Papers Group Inc., to Coast Paper Limited, now known as Spicers, a division of PaperlinX Canada Limited for an amount of $86 million.

On August 24, 2006, Cascades announced the definitive closure of one of its two mills, which produced backing for vinyl flooring located in Boissy le Châtel (France) at the end of October 2006. The mill, which operated under the name Cascades Ste-Marie S.A.S., was acquired in 1999 and employed 34 people.

On August 2, 2007, Cascades announced that it had entered into an agreement with Honeycomb Products of Michigan (HPM) to acquire certain assets of HPM’s honeycomb board mill located in Grand Rapids (Michigan) for a counterpart of $11 million ($US10.4 million).

On December 21, 2007, Cascades concluded the sale of the assets of the mill of Cascades Fine Papers Group Inc., Thunder Bay Division (Ontario) and paid an amount of $4.5 million to the purchaser, Thunder Bay Fine Papers Inc., in order to support the start-up of the plant.  The mill had ceased operations on January 21, 2006.

On January 7, 2008, Cascades proceeded to the sale of its Greenfield S.A.S. French deinking mill to Argowiggins, a subsidiary of Sequana Capital, for a counterpart of $41 million (€28 million).

Tissue Group

On March 9, 2006, as part of the ongoing rationalization process of its activities and in an effort to optimize its effectiveness and profitability, Cascades decided to permanently close its tissue conversion plant in Pickering (Ontario). Approximately 66 employees were affected by this closure. The equipment was redeployed in different Cascades Tissue Group plants and mills in the United States and Canada.

On February 22, 2007, Cascades announced an investment of 17.4 millions $ ($15 million US) to equip its tissue mill in Memphis (Tennessee) with a deinking unit. This deinking unit will enable the plant to be highly competitive.

On July 2, 2008, Cascades announced a $15 million investment towards the acquisition of a high-tech conversion line for its Lachute (Quebec) tissue paper plant.  This investment will contribute to stepping up the production capacity of the plant, improving product quality and improving competitiveness which will enable the Company to better serve its industrial and institutional customers.

3.2          SIGNIFICANT ACQUISITIONS

On December 29, 2006, Cascades completed the purchase of the outstanding Common Shares of Norampac that the Company did not already own, representing 50% of the outstanding Common Shares, for a cash consideration of $560 million (excluding the transaction costs of $1 million) (the “Acquisition”).  Norampac is among the top ten manufacturers of containerboard in North America and the largest in Canada. Norampac is also an industry leader in corrugated products in North America and one of the largest producers of corrugated products in Canada in terms of capacity. At the time of the Acquisition, Norampac had 34 production facilities in Canada, the United States and France. As part of the transactions undertaken in connection with the Acquisition, Cascades, as sole shareholder of Norampac, wound up Norampac, such that all of the assets and liabilities previously belonging to Norampac, including Norampac’s 6.75% senior notes, maturing in 2013 and its credit facility are assumed by Cascades who will hold all of the shares of Norampac’s subsidiaries directly. On December 29, 2006, the Company filed on SEDAR, form 51-102F4, namely, the Business Acquisition Report in accordance with National Instrument 51-102 of the Canadian Securities Administrators.

3.3          TRENDS

Reference is made to Management’s Discussion and Analysis in the 2008 Annual Report, specifically on page 46 under the heading “NEAR-TERM OUTLOOK”, which is incorporated by reference.

ITEM 4 - DESCRIPTION OF THE BUSINESS

4.1          GENERAL

Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products and tissue papers principally composed of recycled fibre. Cascades conduct its business principally through two operating sectors, namely:

1) The Packaging Products sector which includes:

i) The Boxboard Group, a manufacturer of premium coated boxboard and folding cartons;

ii) The Containerboard Group, a manufacturer of containerboard and leading converter of corrugated products; and

iii) The Specialty Products Group, which manufactures specialty papers, industrial packaging and consumer product packaging and is also involved in recovery and recycling.

2) The Tissue Papers sector operates units that manufacture and convert tissue paper for the commercial and institutional, and retail markets.

These two sectors include over 100 operating units located in Canada, the United States, France, England and Sweden, and employ over 12,500 people. This structure decentralizes authority while allowing continuous exchanges between sectors and a better coordination of all of the operations.  Cascades sets strategic guidelines and ensures that corporate policies concerning acquisition and financing strategies, legal affairs, human resources management and environmental protection are applied by the subsidiaries, divisions and affiliated companies.

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4.2          INDUSTRY SECTOR INFORMATION

4.2.1       PACKAGING PRODUCTS SECTOR

The packaging products sector is divided into three groups of activities: the Boxboard Group, the Containerboard Group and the Specialty Products Group.

4.2.1.1   BOXBOARD GROUP

The Boxboard Group operates six mills that produce coated boxboard for conversion into folding cartons and micro-flute packaging, with a total annual production capacity of 740,000 metric tons.  Three of these mills are located in Canada, one in the United States, one in France and one in Sweden.

Approximately 47% of the Boxboard Group’s production of boxboard is made of entirely recycled fibre, and 18% of its output is produced with a high content of recycled fibre and the balance of virgin fibre. Vertically integrated upstream, the Boxboard Group obtains its supply of wastepaper through its own recovery networks and affiliates, as well as through long-term agreements with independent suppliers.  It operated a chemical pulp mill in Jonquière (Québec), Cascades FjordCell, as well as a sawmill, Scierie Lemay Inc., the operations of which ceased in 2006, for an indefinite period of time.  The assets of Scierie Lemay Inc. were sold in 2008, as described in heading 3.1 “Three Year History”.

In North America, the Boxboard Group is also vertically integrated downstream via its Folding Carton Division. The division’s five plants, one in Québec, two in Ontario, one in Manitoba and one in Kentucky in the United States annually convert some 92,000 metric tons of boxboard or 2.5 billion boxes per year, supplied mainly by its Canadian boxboard mills. These plants design, develop and produce packaging solutions that meet the specific needs of companies operating mainly in the food, fast food, cosmetics, pharmaceutical and distillation industries.

Dopaco, Inc. operates six plants (two in Ontario and four in the United States) converting some 170,000 tons of boxboard a year, which mostly comes from the Cascades boxboard mills, into folding cartons and cups.  It also has interests in a joint venture in the United States, Union Packaging, LLC, and has sold its 40% interest in GSD Packaging, LLC at the beginning of the year 2007, as described in the heading 3.1 “Three Year History”.

In 2008, the Boxboard Group had sales of $1.323 billion, compared to $1.343 billion in 2007.  The sales of cartonboard geographically were as follows: i) for the mills outside of North America : 93% in European countries and 7% elsewhere; ii) for the North American mills: 36% in Canada and 64% in the United States.  Globally in 2008, 22%, 27%, 49% and 2% of the sales of this Group were generated in Europe, Canada, the United States and other countries.

As at December 31, 2008, the Boxboard Group employed more than 3,000 people in 15 facilities in North America and two facilities in Europe.

The following table lists the plants owned by the Boxboard Group, the approximate annual production capacity of the facilities or shipments and the products manufactured or the operations carried out therein, as the case may be, in 2008:

		Annual capacity or
Facilities	Products / Services	Shipments
Manufacturing		Annual capacity In Metric tons
Toronto (Ontario)	100% recycled coated boxboard	165,000(1)
Jonquière (Québec)	From 100% virgin to 100% recycled coated boxboard	147,000
East Angus (Québec)	100% recycled coated boxboard	67,000
Versailles (Connecticut)	100% recycled coated boxboard	140,000
LaRochette (France)	Coated boxboard	160,000
Cascades Djupafors A.B. (Sweden)	Light-weight coated boxboard, virgin fibre	61,000
Converting		Shipments In Metric tons
Mississauga (Ontario)	Processing and printing of boxboard for folding cartons	24,000
Cobourg (Ontario)	Processing and printing of boxboard for folding cartons	21,000
Winnipeg (Manitoba)	Processing and printing of boxboard for folding cartons	19,000
Lachute (Québec)	Processing and printing of boxboard for folding cartons	11,000
Hebron (Kentucky)	Processing and printing of boxboard for folding cartons	17,000
Dopaco, Inc. (Pennsylvania, California, North Carolina, Illinois and Ontario)	Packaging products for the quick-service restaurant industry	170,000

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(1)  The Toronto boxboard mill was closed for an indefinite period of time in the third quarter of 2008.

4.2.1.2   CONTAINERBOARD GROUP

The Containerboard Group, doing business under the name Norampac, employs more than 4,400 people in its 33 containerboard mills and corrugated products converting plants in Canada, the United States and France.  Seven linerboard and corrugated medium mills in Canada, the United States and France have a combined annual production capacity of 1.27 million short tons, dedicated to specialty papers such as white-top or colored-top linerboard. The products manufactured by the seven manufacturing mills consist of 35% linerboard and 65% corrugating medium. Approximately 65% of their North American output is converted by Norampac’s 26 corrugated products plants, strategically located across Canada and the United States.

In 2008, consolidated sales of this group amounted to $1.2 billion, compared to $1.193 billion in 2007, mainly allocated as follows: 65% in Canada, 26% in the United States and 9% outside of North America. Its own sales force carries out the sales of this group together with sales agents for export purposes.

The Containerboard Group purchases all of its needs in virgin fibre in Québec and Ontario, and purchases its recycled fibre equally in the United States and in Canada.  The corrugated products group purchases nearly all of its raw material needs directly from the Containerboard Group’s mills.

The following table lists the mills and converting plants of the Containerboard and Corrugated Products Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2008

Facilities	Products / Services	Annual capacity or Shipments
Containerboard		Annual Capacity In Short tons
Norampac Industries Inc., Niagara Falls Division (New York)	100% recycled corrugating medium	275,000
Norampac Avot Vallée SAS (France)	100% recycled corrugating medium and linerboard	155,000
Kingsey Falls (Québec)	100% recycled linerboard	103,000
Cabano (Québec)	Corrugating medium	242,000
Trenton (Ontario)	Corrugating medium in various basis weights	194,000
Mississauga (Ontario)	100% recycled linerboard	173,000
Burnaby (British Columbia)	100% recycled corrugating medium and gypsum paper	128,000
Corrugated Products		Shipments In Square feet
Newfoundland (St. John’s)	Corrugated packaging	147,000,000
Moncton (New Brunswick)	Corrugated packaging	370,000,000
Québec (Québec)	Variety of corrugated packaging containers	502,000,000
Drummondville (Québec)	Corrugated packaging containers for medium or heavy volume	776,000,000
Victoriaville (Québec)	Corrugated packaging of all sizes	345,000,000
Vaudreuil (Québec)	Variety of corrugated packaging containers	870,000,000
SPB - Dispac, Montréal (Québec)	Variety of corrugated packaging containers	650,000,000
Le Gardeur (Québec)	Corrugated sheets, packaging and pallets	85,000,000
Belleville (Ontario)	Variety of corrugated packaging containers	308,000,000
Etobicoke (Ontario)	Variety of corrugated packaging containers	529,000,000
Jellco, Barrie (Ontario)	Variety of corrugated packaging containers	108,000,000

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Peterborough (Ontario)	Corrugated sheets, packaging and pallets	85,000,000
St-Mary’s (Ontario)	Corrugated packaging	905,000,000
OCD, Mississauga (Ontario)	Corrugated packaging	896,000,000
Vaughan (Ontario)	Corrugated sheets	1,946,000,000
North York (Ontario)	Single face sheets, co-packaging and display operations	37,000,000
Lithotech, Scarborough (Ontario)	Single face laminate	197,000,000
Winnipeg (Manitoba)	Waxed corrugated containers	530,000,000
Saskatoon (Saskatchewan)	Corrugated product packaging	22,000,000
Calgary (Alberta)	Die cut boxes	496,000,000
Richmond (British Columbia)	Corrugated packaging	459,000,000
Norampac New York City Inc. (New York)	Graphic packaging and industrial box mix	899,000,000
Norampac Leominster Inc. (Massachusetts)	Industrial box mix	601,000,000
Norampac Schenectady Inc. (New York)	Variety of corrugated packaging containers	642,000,000
Norampac Industries, Inc., Lancaster Division (New York)	Variety of corrugated packaging containers	379,000,000
Norampac Thompson Inc. (Connecticut)	Variety of corrugated packaging containers	212,000,000
Services
Art & Die, Etobicoke (Ontario)	Graphic art and printing plates	3,711,000 square inches

4.2.1.3   SPECIALTY PRODUCTS GROUP

The Specialty Products Group operates in four main sectors of activity, namely : industrial packaging, consumer product packaging, specialty papers, as well as in recovery and recycling.  This  group has 44 units located in North America and Europe and employs more than  2,500 people.  In 2008, sales of this group amounted to $860 million, compared with $834 million in 2007.

a)            Industrial Packaging Products

 Cascades Conversion Inc., Converdis Inc. and Cascades Sonoco Inc., joint venture companies, convert uncoated board, obtained in part within the Cascades network, into industrial packaging materials for the pulp and paper industry, such as roll headers and paperboard packaging from rolls of newspaper.  Cascades Conversion Inc., manufactures as well a unique model of heat plate for sealing roll edges. This sector of the Specialty Products Group is the leader in the North American market.  The sales for these mills are handled by their own sales force.  In 2008, one customer accounted for 26% of sales and the principal geographic market is the United States with 65%, followed by the province of Québec at 23% and by other Canadian provinces at 12%.

Cascades Rollpack S.A.S., a wholly owned subsidiary of the Company, operates two plants in France at Saulcy-sur-Meurthe and Châtenois, which manufacture roll headers made of linerboard and uncoated paperboard obtained from within European paper mills.  The sales of these mills are made through their own sales perspectives.  In 2008, one customer accounted for 9% of the products sold and the principal geographic market is Europe with France at 36%, Germany at 27%, Sweden at 10% and other various countries at 27%.

Cascades Multi-Pro, located in Drummondville (Québec) manufactures laminated boards used in many industrial sectors as well as honeycomb paperboard. The Cascades Enviropac Berthierville (Québec) and Toronto (Ontario) plants as well as Cascades Enviropac HPM LLC in Grand Rapids (Michigan) manufacture honeycomb paperboard used as industrial packaging in general.  The sales for these mills are handled by internal and external sales representatives.  In 2008, their most important customer accounted for 7% of sales and the principal geographic market is the province of Ontario with 32%, followed by the United States at 50%, Québec at 18%, and by other Canadian provinces with less than 1%. The supply of uncoated board is principally obtained within the Cascades network.

Cascades Papier Kingsey Falls (Québec) produces uncoated board using 100% recycled fibre. This board is used mainly by converters specializing in commercial and industrial packaging such as headers and wrappers for the paper industry as well as spacers and partitions used to package products. This division produces approximately 92,000 metric tons of which 28% is sold to affiliated companies while the balance is sold to third parties of which three represent respectively 27%, 7% and 5% of sales. 63% of total sales are made to customers

Annual Information Form

located in Québec.  Raw material is sourced principally in Québec (72%), as well as in Ontario (22%) and in the United States (6%).  Products are delivered principally by, in order of importance: by truck, rail, and ships.

The following table lists the main mills of the industrial packaging products sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2008:

Facilities	Products	Annual capacity in metric tons or square feet

Cascades Conversion Inc. Kingsey Falls (Québec)	Roll headers and packaging products	65,000
Converdis inc. Berthierville (Québec)	Packaging products	50,000
Cascades Sonoco Inc., Birmingham (Alabama)	Roll headers and packaging products	50,000
Cascades Sonoco Inc., Tacoma (Washington)	Roll headers and packaging products	30,000
Cascades Rollpack S.A.S., Saucy-sur- Meurthe and Châtenois (France)	Roll headers and packaging reams	30,000
Cascades Multi-Pro Drummondville (Québec)	Sheeting, dividers, laminated board and honeycomb packaging products	25,600
Cascades Enviropac, Berthierville (Québec)	Honeycomb packaging products	8,000
Cascades Enviropac — Toronto (Ontario)	Honeycomb packaging products	6,000
Cascades Enviropac HPM LLC, Grand Rapids (Michigan)	Honeycomb packaging products and other packaging products	12,000
Cascades Papiers Kingsey Falls (Québec)	Uncoated board	92,000

b)            Consumer product packaging

Three mills manufacture moulded pulp products, Cascades Forma-Pak in Kingsey Falls (Québec), Cascades Moulded Pulp, Inc., in North Carolina (United States) and Cascades Moulded Pulp-Brantford (Ontario).  This latter ceased operations in August 2009, due to unfavorable economic factors.  The manufactured moulded pulp products of 100% recycled material, are primarily destined for poultry farms and the quick-service restaurant business in Canada (42%) and the United States (58%).  This sector of the Specialty Products Group produces mainly filler flats designed for egg processors, trays and specialty packaging products.  Sales representatives and a network of sales agents serve customers; six of them purchase 62% of sales.  Raw material for these moulded pulp products is composed of 100% recycled material.  Competition comes principally from Canada and the United States.

Plastiques Cascades, located in Kingsey Falls (Québec), and Cascades Plastics Inc., located in Warrenton (Missouri), specialize in the food industry, notably, packaging for the quick-service restaurant business and specialized packaging for the meat processing industry.  The principal raw material used is polystyrene.  Sales representatives and a network of sales agents serve Canada and the United States.

Plastiques Cascades - Re-Plast, located in Notre-Dame-Du-Bon-Conseil (Québec), recycles waste plastic generated by selective collection and industrial waste. The principal products are building construction boards, 100% recycled plastic or wood-plastic composite commercialized under the name Perma-Deck®, manufactured from post-consumer and post-industrial recycled plastic and wood residue.  A variety of outdoor furnishings for outdoor use, commercialized under the name Urbain Design®, completes this list.  Products are sold through sales agents, manufacturing agents and distributors.  Competition comes mainly from the United States and Ontario.

Cascades Inopak located in Drummondville (Québec), specializes in the thermo moulding of rigid sheets of plastic and moulding by injection. Its principle products are wrappers for packaging coins sold under the trade name Plastichange® and a complete line of multi-use containers known under the trade marks Benpac™ and VuPack™ for the retail sale and packaging of food and industrial products such as products under the trade mark Frig-O-Seal®.  Products are sold through distributors and agents.  The principal raw materials used are P.E.T., polypropylene, clear polystyrene, PVC and the compostable plastic P.L.A.  Competitively, four principal players in the United States and Canada share in a highly consolidated market with  pressure  being felt from Asia.

Annual Information Form

Sales for these plastic units are allocated as follows:

Territory	2007	2008
Québec	42%	47%
Ontario	19%	16%
The rest of Canada	5%	1%
United States	34%	36%

The following table lists the mills in the consumer product packaging sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2008:

Facilities	Products	Annual capacity in kilograms

Plastiques Cascades Kingsey Falls (Québec)	Polystyrene foam containers	9,500,000
Cascades Plastics Inc. Warrenton (Missouri)	Polystyrene foam containers	5,000,000
Plastiques Cascades — Re-Plast Notre-Dame-du-Bon-Conseil (Québec)	Park furniture, patio and balcony planks, plastic lumber	6,000,000
Cascades Inopak Drummondville (Québec)	Coin wrappers, multi-use packaging	5,000,000
Cascades Forma-Pak Kingsey Falls, (Québec)	Filler flats, trays, specialty packaging products	11,000,000
Cascades Moulded Pulp, Inc., Rockingham (North Carolina)	Filler flats, trays and specialty packaging products	5,000,000
Cascades Moulded Pulp — Brantford (Ontario)	Trays	2,500,000

c)    Specialty paper

Cascades Lupel, located in Trois-Rivières (Québec) manufactures backing for vinyl flooring sold under the trademarks Endorex™, Absorbak™ and Guardflo™.  Sales for these units are made primarily in the United States (53%), Canada (38%) and in Mexico and Europe (9%).  The products are delivered principally by truck and rail.  The mill’s annual production capacity is 55,000 metric tons.  The raw materials are easily available and the mill sources 83% of its needs from the United States, the remainder is sourced in Canada.

The Cascades East Angus (Québec) mill manufactures many types of specialized kraft paper such as butcher paper, paper for envelopes, paper for asphalt coating, antifungal paper and many others, such as paper, which withstands grease or moisture.  These types of specialty paper allow the unit to maintain a competitive share within the kraft paper market.  The annual capacity of this mill is 100,000 metric tons.  The majority of its sales are in the United States (62% in 2008). Products are delivered principally by truck and rail. Its most important customer accounts for 10% of sales. Its products may contain 0% to 100% of recycled fibre depending on customer requirements.  The supply of treated and recycled fibres, which is stable, comes from Canada (22% with 86% in Québec) and the United States (78%).  Most of the natural fibre comes from Québec’s private forests.  By increasing its bark steam production (53%), this mill substantially reduces its costs, compared to natural gas and oil production users.

Cascades Auburn Fiber Inc. (Maine), with an annual capacity of 75,000 metric tons, manufactures from waste paper material a high-gloss de-inked pulp used for the production of tissue and fine paper.  51% of sales are made in the United States and 49% are made in Canada.  The three most important customers account for 17%, 13%, and 11% of sales respectively.

Greenfield’s plant, located at Château-Thierry, in France, manufactured from waste paper material a high gloss de-inked pulp used for the production of fine paper and tissue.  This plant with an annual capacity of 130,000 metric tons was sold on January 7, 2008, as described in  heading 3.1 “Three Year History”.

Cascades Fine Papers Group Inc., Rolland Division operates a plant in Saint-Jérôme (Québec) and manufactures over 100 types of uncoated fine paper.  Aside from paper destined for copying, business forms and envelopes, this division is increasingly involved in the niche markets for high-end recycled paper and specialty paper for commercial and security printing. The Rolland Division paper products are made from virgin fibre (47%) and recycled fibre (53%). The products are sold under such names as Rolland Enviro100™, Rolland Opaque30™, Rolland ST30™, Rolland Hitech30™, ReproPlusBrite®, Rockland®, Superfine Linen Record™ and Colonial Bond™.  Through its sales representatives, the Rolland Division sells 57% of its products in Canada, 40% in the American northeast and 3% in South America.

The Breakey Fibres Division, located in Sainte-Hélène-de-Breakey (Québec) operates a mill specializing in the production of high-end de-inked kraft pulp, a product that meets an increasing demand for uncoated fine papers containing recycled fibre. The Breakey Fibres Division

Annual Information Form

is supplied with waste paper coming from Eastern Canada and from the United States.  In 2008, almost 70% of the output of this facility was used at the Rolland Division and 16% by operating units of the Cascades Group. The remaining production is sold on the open market.

The Converting Centre Division, located in Saint-Jérôme (Québec), owns and operates a sheeting centre with an annual capacity of 110,000 short tons.  The Centre offers warehousing services with a capacity of 7,000 short tons.  It offers sheeting, warehousing and distribution services to the other divisions of the fine papers sector as well as to outside customers.

The Canadian and American markets for fine papers products are very competitive and despite a decrease in demand of one million short tons in 2008, sales prices (in US$) remained clearly above the last ten year average, considering that the  production capacity decrease was  equal to the demand decrease. In 2008, fibre represented approximately 49% of total operating costs in its plants.  The fine papers sector is fully integrated for recycled pulp.  Its primary source for softwood and hardwood kraft pulp needs is Canada.The pulp and paper industry is recognized for its cyclical character; the coated and uncoated fine papers segment is no exception.

The following table lists the mills of the specialized papers sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2008:

Facilities	Products / Services	Annual capacity (MT : metric tons ST : short tons)

Cascades Lupel Trois-Rivières (Québec)	Manufacture of backing for vinyl flooring	55,000 MT
Cascades East Angus (Québec)	Manufacture of kraft paper	100,000 MT
Cascades Auburn Fiber Inc. (Maine)	Manufacture of de-inking pulp	75,000 MT
Cascades Fine Papers Group Inc., Rolland Division Saint-Jérôme (Québec)	Manufacture of uncoated fine paper	150,000 ST
Cascades Fine Papers Group Inc., Breakey Fibres Division Sainte-Hélène-de-Breakey (Québec)	Manufacture of de-inked kraft pulp	75,000 MT
Cascades Fine Papers Group Inc., Converting Center Division Saint-Jérôme (Québec)	Converting of fine papers	110,000 ST

d)            Recovery and recycling

Cascades Recovery, with its recovery centers located in Lachine, Sherbrooke and Chelsea (Québec) and its brokering activities  handled in 2008 more than 180,000 metric tons of waste, of which 163,000 metric tons were fibers.  In August 2008, the division ceased the operations of the Chelsea recovery center and transferred its related assets to Ville de Gatineau (Quebec).  In this same period, 94% of its sales were in Canada, with 6% in export, principally to the United States, Asia and Cuba.  Most of its business is done within the Cascades Group or its partners.  Waste paper supply is obtained from industrial, commercial and institutional users as well as curbside collection in municipalities.

Metro Waste Paper Recovery Inc., held at 73% by Cascades, offers a complete line of services related to recovery and recycling of waste in the provinces of Ontario, Manitoba, Alberta and British Columbia (Canada), as well as in the United States (New York).  In 2008, these plants recovered more than 1,300,000 metric tons of paper and carton with 54% of sales made in Canada, 40% in the United States and 6% in export.  Cascades’ majority holding in this company was obtained following the acquisition of the shares of Norampac Inc. in December 2006, as described in heading 3.1 “ Three Year History ”.

4.2.2       TISSUE PAPERS SECTOR

The tissue papers units manufacture, convert and market a vast array of products mainly made with recycled fibre and intended for the commercial and industrial and retail markets.  Its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products are sold under the labels Decor®, Horizon® North River® and Wiping Solutions® in the commercial and industrial Canadian and American markets.  In the retail market, products are principally marketed under private labels and under the label Cascades® in Canada and Nature’s Choice®, Pert® and Best Value® in the United States.  In 2008, one client accounted for 19 % of sales. In addition, the Tissue Group also sells parent rolls of bathroom tissue, paper towels, paper hand towels and specialty papers to a large number of converters.  One client accounted for 65% of parent roll sales.  In 2008, one client accounted for 19% of overall sales in the retail, commercial and industrial markets, and parent rolls.  Products are sold through sales representatives and trucks deliver the merchandise.

The Tissue Group sales for 2008 amounted to $787 million compared to $713 million in 2007.  In 2008, Tissue Group’s production was sold as follows: in the United States, 72% and in Canada, 28%. The Canadian mills generated 66% of the total revenue in Canada and 34% in the United States.  The American mills generated 95% of the total revenue in the United States.  14 manufacturing, converting and distribution plants employ more than 1,700 people.

The Candiac plant in Québec manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels and paper napkins.  These products are mainly sold in the retail market as well as the commercial and industrial markets, both in Canada and in the United States.  The production not converted at the Candiac mill is transferred to the Laval, Lachute (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.

Annual Information Form

The Lachute plant in Québec specializes in the manufacturing and converting of industrial use paper hand towels and converting of industrial use bathroom tissue.  These products are mainly destined to the Canadian and American commercial and industrial markets.  The production not converted is transferred to the Rockingham (North Carolina) plant.

The Laval plant in Québec specializes in the converting of tissue paper into paper napkins for the Canadian and American food and fast food industries.

The Kingsey Falls plant in Québec manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels, paper hand towels and facial tissue. These products are mainly sold in the retail market as well as the commercial and industrial markets, both in Canada and the United States.  The production not converted is transferred to the Laval (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.

Cascades Tissue Group - North Carolina Inc., with its Rockingham plant, manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels, paper hand towels, paper napkins and facial tissue.  These products are mainly sold in the American commercial and industrial markets.   The production not converted is sold in parent rolls to other converters.

Cascades Tissue Group - IFC Disposables Inc.’s plant is located in Brownsville (Tennessee) and specializes in the converting of tissue papers into industrial wiping products as well as the distribution of bathroom tissue, paper towels and incontinence products.  These products are sold in the commercial and industrial markets in the United States.

Cascades Tissue Group - Wisconsin Inc.’s plant, in Eau-Claire, manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels, facial tissue and paper napkins.  These products are mainly sold in the retail market in the United States.  The non-converted production is sold in parent rolls to other converters.

Cascades Tissue Group - Pennsylvania Inc., which has plants in Ransom and Pittston, manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels, facial tissue and paper napkins.  These products are mainly sold in the retail market in the United States.  The non-converted production is transferred to the Waterford (New York) plant or is sold in parent rolls to other converters.

Cascades Tissue Group - Oregon Inc., in St-Helens, produces parent rolls made of 100% virgin fibres.  The production is transferred to the Arizona plant or is sold to other converters.

The Waterford Division of Cascades Tissue Group - New York Inc. specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper napkins and industrial use paper hand towels.  These products are mainly sold in the retail market as well as the commercial and industrial markets in the United States. The Mechanicville (New York) Division produces parent rolls made from recycled fibres. The production is transferred to the Waterford Division (New York) or is sold to other converters.

Cascades Tissue Group - Arizona Inc. operates a plant in Kingman, and specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper hand towels and paper napkins.  These products are mainly sold in the retail market in the United States.

The Memphis plant of Cascades Tissue Group - Tennessee Inc. produces parent rolls of tissue paper made from recycled fibres. The production is sold to other converters.

Best Diamond Packaging, LLC, a joint venture, operates a plant in Kingston, North Carolina, and specializes in the conversion of tissue paper into paper hand towels for the American food and quick-service restaurant markets.

The following table lists the plants and mills of the Tissue Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2008:

Facilities	Products / Services	Annual capacity in short tons
Manufacturing / Converting

Candiac (Québec)	Paper towels, bathroom tissue, paper napkins	73,000
Lachute (Québec)	Paper hand towels, bathroom tissue	48,000
Kingsey Falls (Québec)	Paper towels, facial tissue, bathroom tissue, paper hand towels	104,000
Cascades Tissue Group –North Carolina Inc. (Rockingham)	Paper towels, facial tissue, bathroom tissue, paper napkins, paper hand towels	65,000
Cascades Tissue Group – Wisconsin Inc. (Eau Claire)	Paper towels, bathroom tissue, facial tissue and paper napkins	56,000

Annual Information Form

Cascades Tissue Group – Pennsylvania Inc. (Ransom and Pittston)	Paper towels, bathroom tissue, facial tissue and paper napkins	67,000
Manufacturing

Cascades Tissue Group – Oregon Inc. (St-Helens)	Parent rolls	71,000
Cascades Tissue Group – Tennessee Inc. (Memphis)	Parent rolls, bathroom tissue	40,000
Cascades Tissue Group – New York Inc. (Mechanicville)	Parent rolls	65,000
Converting

Laval (Québec)	Paper napkins	N/A
Cascades Tissue Group – Arizona Inc. (Kingman)	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Cascades Tissue Group – New York Inc. (Waterford)	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Best Diamond Packaging, LLC (Kingston, North Carolina)	Paper hand towels	N/A
Converting
Distribution

Cascades Tissue Group – IFC Disposables Inc., Brownsville (Tennessee)	Industrial wipes Distribution bathroom tissue, paper hand towels and incontinence products	N/A

4.3                              RESEARCH AND DEVELOPMENT

Cascades has its own research and development centre («the Centre») located in Kingsey Falls (Québec), with a staff of 40 people.  The Centre provides the Cascades group with product design and development of products and processes in addition to providing technical support for solving production problems and improving quality

The Information Technology Centre develops software in many spheres of activity for the Cascades group such as accounting, finance, human resources, warehousing logistic, transport management and production management.  It has a team of 115 employees.

4.4                              COMPETITIVE CONDITIONS

The markets for Cascades’ products are highly competitive.  In some businesses, such as in the containerboard and fine papers industries, competition tends to be global. In others, such as the tissue industry, competition tends to be regional.  In the Company’s packaging products segment, it also faces competition from alternative packaging materials, such as plastic and styrofoam, which can lead to excess capacity, decreased demand and pricing pressures.

The markets are generally more consolidated in regard of the manufacturing sector rather than in the converting sector.  In the North American boxboard industry for folding cartons, the five most important manufacturers, namely Graphic Packaging Holding Company, MeadWestvaco Corporation, International Paper Company, Rock-Tenn Company and Clearwater Paper Corporation, represent more than 80% of the production capacity.  In the North American containerboard manufacturing industry, five important manufacturers, namely International Paper Company, Smurfit-Stone Container Corporation, Georgia-Pacific LLC, Temple-Inland Inc. and Packaging Corporation of America, represent close to 70% of the production capacity.  Regarding the tissue paper market, companies such as Georgia-Pacific LLC, Kimberly-Clark Corporation, Procter & Gamble Company, Svenska Cellulosa Aktiebolaget SCA and Cascades represent more than 75% of the North-American manufacturing capacity.

Competition in Cascades’ markets is primarily based upon price as well as customer service and the quality, breadth and performance characteristics of its products.  The Company’s ability to compete successfully depends upon a variety of factors, including: 1) its ability to maintain high plant efficiencies and operating rates and lower manufacturing costs; 2) the availability, quality and cost of raw materials, particularly recycled and virgin fibre, and labor; and 3) the cost of energy.

Some of the Company’s competitors may, at times, have lower fibre, energy and labour costs and less restrictive environmental and governmental regulations to comply with than Cascades does.  For example, fully integrated manufacturers, which are those manufacturers whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high prices for raw materials, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market.  In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Company incurs in the production process.  Other competitors may be larger in

Annual Information Form

size or scope than Cascades is, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions.

In addition, there has been an increasing trend among the Company’s customers towards consolidation. With fewer customers in the market for the Company’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on pricing, margins and profitability.

4.5                              CYCLE COMPONENTS

Cascades is a diversified producer of packaging products, and tissue paper with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Company believes that its product, integration level, market, and geographical diversification help to mitigate the adverse effects of industry conditions, the markets for some of its products, notably, containerboard and fine papers are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the U.S. dollar and the Euro.

4.6                              ENVIRONMENT

4.6.1                    REGULATIONS

The Company’s activities are subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates.  The Company is in compliance, in all material respects, with all applicable environmental legislation and regulations.  However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements.  For more information, reference is made to the item “RISK MANAGEMENT”, on page 50 of Management’s discussion and analysis of financial position and operating results in the 2008 Annual Report, which item is incorporated by reference.

In 2008, environmental protection requirements and the application of Cascades’ environmental mission required capital expenditures and led to operating costs as follows :

Country	Capital Expenses	Operating Costs
Canada	7,500,000	38,000,000
United States	3,500,000	28,000,000
Europe	1,200,000	6,500,000
Total	12,200,000	72,500,000

Cascades consumes more than 2.2 million short tons of recycled fibre and its products are made of close to 73% of recycled fibre.

4.6.2                    ENVIRONMENTAL MISSION

Since one of our deeply ingrained values at the Company is protecting the environment, Cascades has adopted an Environmental Mission, which is available on the Company’s web site at www.cascades.com.

4.7                              REORGANIZATIONS

On December 29, 2006, in the context of the acquisition of the outstanding shares (50%) held by Domtar in Norampac, the Company proceeded, by way of transfer of assets, shares and through mergers, to a corporate reorganization whereby all of the Canadian activities of Norampac., were consolidated under a division of Cascades Canada Inc.

4.8                              SOCIAL POLICIES

The Company has adopted a Code of Ethics (the “Code”), which is meant to provide directors, officers, and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Company operates its activities.  A copy of the Code is available upon written request to the Corporate Secretary at the following address:

Cascades inc.

Corporate Secretariat

404, Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls (Québec) J0A 1B0

The Code and the corporate policies referred to in the document are also available on the Company’s website at www.cascades.com.

4.9                              BUSINESS RISKS

We refer the reader to Management’s discussion and analysis of financial position and operating results in the 2008 Annual Report, specifically on page 50, under the heading “RISK MANAGEMENT”, incorporated by reference herein.

ITEM 5 - DIVIDENDS

In 2006, 2007 and 2008, Cascades paid dividends on its Common Shares at the current rate of $0.04 per Common Share per quarter.  Other than pursuant to the Indentures, which govern its 7.25% senior note indenture and Norampac’s 6.75% senior note indenture and the Credit Facilities, there are no material contractual restrictions on Cascades’ ability to declare and pay dividends on its Common Shares.

The dividend amount is reviewed annually by the Board of Directors and is determined taking into account Cascades’ financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board.

Annual Information Form

ITEM 6 - CAPITAL STRUCTURE

6.1                              GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The share capital of the Company is composed of an unlimited number of Common Shares without par value, an unlimited number of Class “A” Preferred Shares without par value which may be issued in series and an unlimited number of Class “B” Preferred Shares without par value which may be issued in series.

The holders of common shares are entitled to the right to vote on the basis of one vote per share at any meetings of shareholders and the right to receive dividends and to share in the remaining assets in the event of a liquidation of the Company.  As at March 17, 2009, 98,344,251 Common Shares were issued and outstanding.

The Class “A” and “B” Preferred Shares are issuable in series and rank equally within their respective classes as to dividends and capital.  Registered holders of any series of Class “A” or Class “B” are entitled to receive, in each fiscal year of the Company or on any other basis, cumulative or non-cumulative preferred dividends payable at the time, at the rates and for such amounts and at the place or places determined by the directors with respect to each series prior to the issuance of any Class “A” or Class “B” Preferred Shares.  In the event of the liquidation, winding-up or dissolution of the Company or any other distribution of its assets to its shareholders, the holders of Class “A” and “B” preferred shares are entitled to receive, out of the assets of the Company, the amount paid in consideration of each share held by them.  The holders of Class “A” and “B” preferred shares are not entitled as such to receive notice of or to attend or to vote at any meetings of shareholders.  None of the Class “A” or “B” Preferred Shares of the capital stock of the Company are, as of the date hereof, issued and outstanding.

6.2                              RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Rating for debt instruments are presented in ranges by each of the rating agencies. The highest quality of securities are rated AAA in the case of Standard & Poor’s (“S&P”) or DBRS, or Aaa in the case of Moody’s Investors Service (“Moody’s”). The lowest quality of securities are rated D in the case of S&P and DBRS, or C in the case of Moody’s.

According to the S&P rating system, notes rated BB, B, CCC, CC, and C are regarded as having from low to significant speculative characteristics. A BB rating indicates the least degree of speculation and C the highest. While such notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. Notes rated BBB are less vulnerable for non-payment than other speculative economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from AAA to B may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.

According to the Moody’s rating system, notes, which are rated Ba, are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

According to the DBRS rating system, long-term debt rated BB is defined to be speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB range typically have limited access to capital markets and additional liquidity support. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. The absence of either a high or low designation indicates the rating is in the middle of the category.

Credit Risk	MOODY’S	S & P	DBRS
Highest quality	Aaa	AAA	AAA
High quality (very strong)	Aa	AA	AA
Upper medium grade (strong)	A	A	A
Medium grade	Baa	BBB	BBB
Lower medium grade (somewhat speculative)	Ba	BB	BB
Low grade (speculative)	B	B	B
Poor quality (may default)	Caa	CCC	CCC
Most speculative	Ca	CC	CC
No interest being paid or bankruptcy petition filed	C	C	C
In default	C	D	D

Source:  Securities Industry and Financial Markets Association and “Dominion Bond Rating Services”

Annual Information Form

Cascades’ outstanding senior notes had received the following ratings by S&P, Moody’s and DBRS respectively:

Rating agency	Rating	Qualitative	Most recent update
S&P	B+	Negative outlook	August 2008
Moody’s	Ba3	Negative outlook	October 2008
DBRS	BB high	Stable outlook	January 2008

It is to be noted that the credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes as such, given these ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant. The Company is not responsible for credit ratings accorded by the rating agencies.

ITEM 7 - MARKET FOR SECURITIES

7.1                              TRADING PRICE AND VOLUME

Cascades’ Common Shares are traded on the Toronto Stock Exchange under the “CAS” symbol.  The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Company’s Common Shares on the Toronto Stock Exchange for each month of the most recently completed financial year:

Toronto Stock Exchange – Market price range – Year 2008

Month	High	Low	Closing Price	Trading Volumes
January	8.90	6.96	7.90	2,683,404
February	8.79	7.55	8.32	1,669,598
March	8.57	7.21	7.86	3,067,066
April	8.45	7.30	7.49	1,557,323
May	7.62	6.70	6.87	3,626,660
June	7.40	6.59	6.67	3,041,537
July	6.89	5.16	5.29	4,449,091
August	7.05	5.35	6.99	2,166,274
September	7.20	6.16	6.21	4,150,910
October	6.43	3.79	4.89	4,441,617
November	5.37	3.00	3.64	3,205,027
December	4.62	3.16	3.44	5,781,540

In 2007, in the normal course of business, the Company renewed its redemption program.  Purchases began on March 13, 2007 and continued until March 12, 2008.  The notice enabled Cascades to acquire up to 4,970,094 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 8, 2007. At the end of this normal course issuer bid, the Company had redeemed 502,200 Common Shares at an average cost of $9.01.

In 2008, in the normal course of business, the Company renewed its redemption program.  Purchases began on March 13, 2008 and continued until March 12, 2009.  The notice enabled Cascades to acquire up to 4,946,517 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 7, 2008. At the end of this normal course issuer bid, the Company had redeemed 828,800 Common Shares at an average cost of $4.13.

On March 11, 2009, Cascades announced that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares.  Purchases pursuant to the normal course issuer bid commenced on March 13, 2009 and will cease on March 12, 2010.  The Common Shares purchased shall be cancelled.  The notice will enable Cascades to acquire up to 4,917,212 Common Shares, which represents approximately 5% of the 98,344,251 issued and outstanding Common Shares as at March 6, 2009.

ITEM 8 – DIRECTORS AND OFFICERS

The Directors of the Company are elected annually to hold office until the next annual general meeting or until a successor is elected or appointed.

8.1                              INFORMATION CONCERNING DIRECTORS

Mr. Bernard Lemaire, Kingsey Falls, Québec (Canada), one of the founders of Cascades, is the Executive Vice-Chairman of the Board of the Company and has been a Director since 1964. He was President of the Company from its creation to 1992 and Chairman of the Board from 1992 to 2008. He serves as a member of the Administrative Committee of both companies.  He is also Executive Chairman of the Board of Directors of Boralex Inc., a producer of green and renewable energy, and sits on the Board of Trustees of Boralex Power Trust.  Mr. Lemaire holds an Honorary Doctorate from the École des Hautes Études Commerciales – Montréal and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is an Officer of the Order of Canada and an Officer of the Ordre national of Québec as well as a Chevalier of the Ordre national of the Légion d’honneur of the French Republic.

Annual Information Form

Mr. Laurent Lemaire, Warwick, Québec (Canada), one of the founders of Cascades, is the Chairman of the Board of the Company since May 2008 and has been a Director since 1964.  He was President and Chief Executive Officer of the Company from 1992 to 2004.  He serves as a member of the Administrative Committee. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is a member of the Board of Directors and of the Audit Committee of Junex Inc., a junior oil and gas exploration company.

Mr. Alain Lemaire, Kingsey Falls, Québec (Canada), one of the founders of Cascades, has been a Director of the Company since 1967 and is the President and Chief Executive Officer.  He was Executive Vice-President of the Company from 1992 to 2004 and President and Chief Executive Officer of Norampac Inc. from 1998 to 2004.  He serves as a member of the Administrative Committee. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate from the University of Sherbrooke.

Mr. Martin P. Pelletier, Eng., Ph. D, Sillery, Québec (Canada), a chemical engineer, is a pulp and paper consultant. He has been a Director of the Company since 1982.  Mr. Pelletier was Vice-President and Chief Operating Officer, Containerboard, Norampac Inc., from 1997 to 2000 and held the position of President and Chief Executive Officer of Rolland Inc. (now known as Cascades Fine Papers Group Inc.) from 2000 to 2002.  He serves as Chairman of the Environmental, Health and Safety Committee. He sits on the Board of Directors of CO2 Solution, a high-tech firm involved in recycling carbon dioxide (C02).

Mr. Paul R. Bannerman, Montréal, Québec (Canada), has been a member of the Board of Directors of Cascades since 1982.  He is the founder and the Chairman of the Board of Directors of Etcan International Inc., a pulp and paper sales agency founded in 1978 which is active in the American, European and South American markets. Mr. Bannerman sits on the Board of Directors of a number of private companies and contributes personally and through his private foundation to the advancement of education, health, the arts and community development. He is a graduate of McGill University in political science and economics and holds an M.B.A. from Harvard University.

Mr. André Desaulniers, Andorre (Europe), has been a Director of Cascades since 1982.  He serves as a member of the Audit Committee and is the Chair of the Corporate Governance and Nominating Committee.  His principal occupation is director of Companies and he acquired his knowledge and expertise while acting as Chairman of the Board of Directors of McNeil, Mantha, Inc., an Investment dealer, for 17 years. He also was a member of several audit committees, such as, among others, Chairman of the Audit Committee of the Montréal Stock Exchange Inc.

Mr. Louis Garneau, St. Augustin-de-Desmaures, Québec (Canada), is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world.  He has been a Director since 1996 and serves as member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre National of Québec and an Officer of the Order of Canada.  In June 2007, he was awarded an honorary doctorate by the Faculty of Administration of the University of Ottawa.  In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society.

Ms. Sylvie Lemaire, Otterburn Park, Québec (Canada), is a director of companies and has been a Board member of Cascades since 1999.  She sits on the board of directors of Fempro Inc., a manufacturer of absorbent products.  She has held production, research and development and general management positions.  She has been co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., where she was president until 2007.  She serves as a member of the Environmental, Health and Safety Committee.  Ms. Lemaire holds the degree of Bachelor in Industrial Engineering from the École polytechnique Montréal.

Mr. Michel Desbiens, Beaconsfield, Québec (Canada), a consultant and director of companies, joined the Board of Directors of the Company in 2001.  He is the Chair of the Human Resources Committee and serves as a member of the Environmental, Health and Safety Committee. He held the positions of President and Chief Executive Officer of Donohue Inc., and Chairman of the Board of Directors of Abitibi-Consolidated Inc.  He is Chairman of the Board of Catalyst Paper Corporation, a producer of paper for directories, uncoated specialty papers, coated paper and kraft pulp as well as a director and a member of the Audit and Nominating and Governance Committees of Rogers Sugar Income Fund, an open-ended limited purpose trust.

Mr. Laurent Verreault, Ile-des-Soeurs, Québec (Canada), is Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment.  He has been a Director of Cascades since 2001 and serves as a member of the Audit and of the Human Resources Committees.  Mr. Verreault sits on the Board of Directors and is a member of the Human Resources Committee of TMX Group Inc.

Mr. Robert Chevrier, Montréal, Québec (Canada), has been a Director of Cascades since 2003.  He is the Chairman of the Audit Committee and also acts as lead Director.  He is President of Société de Gestion Roche Inc., a holding and investment company. He is a director and, member of the Audit Committee of Bank of Montreal and Chair of the Pension Fund Society of Bank of Montreal, a director of Compagnie de Saint-Gobain, a company specializing in the production, processing and distribution of materials, a lead director and member of the Audit and Human Resources Committees of CGI Group Inc., an IT and business process services provider; Chairman of the Board of Directors of Quincailleries Richelieu Ltée, a distributor, importer and manufacturer of specialty hardware. He has held the position of Chairman of the Board of Directors and President and Chief Executive Officer of Rexel Canada Inc. He is a graduate of the University of Concordia and a Fellow of the Canadian Institute of Chartered Accountants.

Mr. David McAusland, Beaconsfield, Québec (Canada), has been a Director of the Company since 2003.  He is a lawyer and director of companies.  From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., an aluminum and packaging products company. He is a member of the Corporate Governance and Nominating Committee. He also sits on the Boards of Directors of Cogeco Inc., a diversified communications company and Cogeco Cable Inc., a cable telecommunications company where he is Chair of the Corporate Governance Committee and a member of the Strategic Opportunities Committee of both these issuers. He is a member of the Board of Directors of Equinox Minerals Ltd., an international exploration and mine development company, and a member of the compensation committee and Chair of the Corporate Governance and Nominating Committee. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, and is a member of the Audit, Finance and Compensation Committees.

Annual Information Form

Mr. James B.C. Doak, Toronto, Ontario (Canada), was appointed a Director of Cascades in February 2005.  An economist and chartered financial analyst, Mr. Doak has held the position of President and Managing Director of Megantic Asset Management Inc., a Toronto (Ontario) investment company, since 2002. Prior thereto, from 1997 to 2002, he held the position of President of Enterprise Capital Management Inc. He is a member of the Audit Committee and of the Corporate Governance and Nominating Committee. Mr. Doak is Chairman of the Board of Directors and a member of the Corporate Governance and Nominating Committee, and the Audit, Finance and Compensation Committees of Khan Resources Inc., a uranium exploration and development company; a director and member of the Audit Committee of Purepoint Uranium Group Inc., a uranium exploration company, and a director of Advanced explorations Inc., a mining exploration company.  He holds a Diplôme d’études collégiales from McGill University and a B.A. in Economics from the University of Toronto.

8.2                              CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the Company’s knowledge, no director or executive officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a)                                     is or has been in the past ten years before the date of this Annual Information Form a director or executive officer of any other company that, while that person was acting in that capacity,

i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation for a period or more than 30 consecutive days;

ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

b)                                    was subject to court-imposed penalties or sanctions relating to securities legislation or by a securities regulatory authority, or entered into a settlement agreement with such authority; or

c)                                     was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the Company’s knowledge, no director or officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets.

Annual Information Form

8.3                              INFORMATION CONCERNING EXECUTIVE OFFICERS

Executive Officers	Occupation in the Company
Laurent Lemaire Warwick (Québec)	Chairman of the Board of Directors

Bernard Lemaire Kingsey Falls (Québec)	Executive Vice-Chairman of the Board of Directors

Alain Lemaire Kingsey Falls (Québec)	President and Chief Executive Officer

Alain Ducharme Kingsey Falls (Québec)	Corporate Vice-President

Christian Dubé Sutton (Québec)	Vice-President and Chief Financial Officer

Allan Hogg Kingsey Falls (Québec)	Vice-President, Finance and Treasurer

Maryse Fernet Kingsey Falls (Québec)	Vice-President, Human Resources

Claude Cossette Kingsey Falls (Québec)	Vice-President, Organizational Development

Norman Boisvert (*) Kingsey Falls (Québec)	Vice-President, Administration

Jean-Luc Bellemare Kingsey Falls (Québec)	Vice-President, Information Technologies and Purchasing

Hubert Bolduc Montreal (Québec)	Vice-President, Communications and Public Affairs

Léon Marineau Kingsey Falls (Québec)	Vice-President, Environment

Robert F. Hall Sherbrooke (Québec)	Vice-President, Legal Affairs and Corporate Secretary

Suzanne Blanchet Candiac (Québec)	President and Chief Executive Officer, Tissue Group

Mario Plourde Kingsey Falls (Québec)	President and Chief Operating Officer, Specialty Products Group

Marc-André Dépin Boucherville (Québec)	President and Chief Executive Officer, Containerboard and Boxboard Group (Norampac)

(*) As of January 3, 2009, Mr. Norman Boisvert is no longer an Executive Officer and acts as a consultant to the Company.

During the past five years, each of the Executive Officers of the Company have been engaged in their present principal occupations or in other executive capacities for the Company or with related or affiliated companies indicated opposite their name, except for the following senior officers:

Mr. Christian Dubé is Vice-President and Chief Financial Officer since May 17, 2004.  He was Vice-President and Chief Financial Officer of Domtar inc. and a Director of Norampac Inc.

Mr. Hubert Bolduc holds the position opposite his name since October 25, 2004.  He was Press Secretary, Office of the Deputy Minister and Minister for State for the Economy and Finance and Press Secretary for the Premier of Québec.

As at December 31, 2008, the Directors and Executive Officers of the Company beneficially owned as a group, or exercised control or direction over, directly or indirectly, 31,171,782  Common Shares representing 31.62% of the Common Shares issued and outstanding.

ITEM 9 – LEGAL PROCEEDINGS

In 2003, the Company was informed that one of its divisions, Cascades Resources, was the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors had colluded to unduly reduce market competition

Annual Information Form

between paper merchants in Canada.  On January 9, 2006, the Company entered a guilty plea to two infractions (the “Infractions”) under the Competition Act in Ontario Superior Court in relation to sales in Ontario and Québec of carbonless sheet paper by its paper merchant division, Cascades Resources.  Pursuant to the plea, the Company has agreed to pay a total of $12.5 million, payable in equal instalments over a period of six and a half years, commencing in January 2008.

On January 10, 2006, the Company was informed that a class action based on the Infractions had been filed against Cascades Fine Papers Group Inc., Domtar Inc. and Unisource Canada Inc. before the Québec Superior Court claiming damages totalling $10 million.  On January 12, 2006, the Company was informed that a second class action had been filed in Québec Superior Court against the same defendants based on the Infractions claiming damages for an undetermined amount.  On February 6, 2006, the Company was informed that a third class action based on the Infractions was filed against the same defendants as well as Coast Paper Ltd. in Ontario Superior Court for damages totalling $25 million.  All claims were settled out of court, for amounts significantly below the amounts sought in the actions.

In the normal course of operations, the Company is party to various legal actions and contingencies, mostly related to contracts disputes, environmental and product warranty claims, and labour issues.  While the final outcome with respect to legal actions outstanding or pending as at December 31, 2008 cannot be predicted with certainty, it is management’s opinion that the outcome will not have a material adverse effect on the Company’s consolidated financial position, results of its operations or its cash flows.

ITEM 10 – TRANSFER AGENT AND REGISTRAR

Cascades’ transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”), having its place of business in Montréal, Québec, Canada at 1500 University Street, 7th Floor.  The register of transfers of the Common Shares of the Company maintained by Computershare is located in the same office in Montreal.

ITEM 11 – MATERIAL CONTRACTS

The only material contracts entered into during the year ended December 31, 2008 or in prior years that are still in effect and filed on SEDAR are:

On December 29, 2006, in connection with the acquisition of the remaining outstanding shares (50%) from Domtar in Norampac, the Company completed the refinancing of its $550 million credit facility originally put in place in 2005 to provide for new $850 million credit facilities (including $325 million of Norampac) consisting of a $650 million five year secured revolving credit facility maturing in December 2011, a $100 million secured term facility maturing in October 2012 and a six-month $100 million senior unsecured revolving credit. The six-year term facility can be reimbursed without penalty at the Company’s option at any time prior to maturity. Its obligations under this new revolving credit facility are secured by all inventory and receivables of the Company and its North American subsidiaries and by the property, plant, and equipment of four of its mills.  On June 27, 2007, the Company amended its credit agreement to add a new twelve month unsecured revolving credit facility in the amount of $100 million, said credit facility having been renewed on May 22, 2008 for an another twelve month period. On February 13, 2009, Cascades announced that it had entered into an agreement to amend its existing bank credit agreement. Under the terms of the amendment the existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, remain unchanged until maturity in October 2012.  In consideration of this covenant extension the variable interest rate applicable to borrowings outstanding is increased by 200 basis points. The amendment also cancels the unsecured revolving credit facility in the amount of $100 million which was originally scheduled to terminate in June 2009.

In addition, on February 5, 2003, the Company issued new unsecured 7.25% senior notes, maturing in 2013, for an aggregate amount of US$450 million which were subsequently registered with the Securities and Exchange Commission of the United States and redeemable as of February 2008, all or in part at the option of the Company under certain conditions subject to payment of a premium. The aggregate proceeds of these two transactions, combined with its additional cash on hand, were used by the Company to repay substantially all of the existing credit facilities.

On May 28, 2003, Norampac issued new unsecured 6.75% senior notes, maturing in 2013, for an aggregate amount of US$250 million which were subsequently registered with the Securities and Exchange Commission of the United States and redeemable as of June 2008, all or in part at the option of the Company under certain conditions subject to payment of a premium. The proceeds of this transaction, combined with a new revolving credit facility, were used to refinance substantially all of its outstanding credit facilities and credit lines as well as to redeem its then outstanding senior notes.

On July 8, 2003, the Company completed a private placement of US$100 million 7.25% senior notes, maturing in 2013, at a price of 104.50%, or an effective interest rate of 6.61%. These senior notes are treated as part of the same series of 7.25% senior notes issued in February 2003 and were subsequently registered with the Securities and Exchange Commission of the United States. The proceeds of this financing were used to reduce indebtedness under the revolving credit facility of the Company.

On December 2, 2004, the Company completed a private placement of US$125 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 that were issued in February 2003.  These senior notes were subsequently registered with the Securities and Exchange Commission of the United States.  The issuance of these senior notes was completed at a price of 105.50%, or an effective interest rate of 6.376%.  The net proceeds of $156 million of this financing were used to reduce indebtedness under the Company’s revolving credit facility.

On December 28, 2006, the Company entered into a Share Purchase Agreement with Domtar to acquire the outstanding Common Shares of Norampac that the Company did not already own, representing 50% of the outstanding Common Shares, for a cash consideration of $560 million.  The Company entered into a Cost Sharing Agreement with respect to Norampac’s mill located in Red Rock (Ontario), pursuant to which, in the event that the Company decides to permanently shut down the Red Rock mill within two years of the closing of the transaction, and this closure results in environmental remediation costs, the parties have agreed that the Company will be responsible for the first $10

Annual Information Form

million of such costs, Domtar and the Company shall be equally responsible for any such costs in excess of $10 million but not greater than $40 million and the Company will be responsible for any amount in excess of $40 million.  Domtar’s obligation to assume any such costs will apply only to costs engaged prior to the fifth anniversary of the date on which it is announced that the mill has been permanently shut down.

On May 8, 2008, the shareholders of the Company ratified the adoption of general By-laws No. 2008-1.  On the effective date of general By-laws No. 2008-1, By-laws No. C-1 hitherto in existence was repealed, which will not affect the past application thereof nor the validity of any measures taken, resolutions passed and rights, privileges or obligations created thereunder before their repeal, nor the validity of any contract or undertaking entered into thereunder.

ITEM 12 – INTERESTS OF EXPERTS

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”), who have prepared an auditors’ report dated March 16, 2009 in respect of the Company’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2008 and 2007 and for each of the periods in the three- year period ended December 31, 2008.  PwC has advised that they are independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

ITEM 13 – AUDIT COMMITTEE

13.1                       COMPOSITION AND MANDATE

The Company has an Audit Committee (the “Committee”), which is composed of Messrs. Robert Chevrier (Chairman), André Desaulniers, Laurent Verreault and James B.C. Doak.  The Committee is governed by a charter which is attached to this AIF as Schedule A.  The Company also adopted a Code of Ethics (the “Code”) that applies to all directors, officers and employees. The Code is posted on Cascades’ website at www.cascades.com.  All the members of the Committee are independent in accordance with the definition provided in section 1.4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators and have financial expertise.

13.2                       RELEVANT EDUCATION AND EXPERIENCE OF THE MEMBERS

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statements.

Name of Committee Member	Relevant Experience and Education

Robert Chevrier

Mr. Chevrier is a Fellow of the Institute of Chartered Accountants. He sits on the Boards of other Canadian listed companies and on other Audit Committees. His education and experience allows him to have a good understanding of the accounting principles used by the Company and he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those issues that can reasonably be expected to be raised by the Company’s financial statements.

Laurent Verreault

As Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment, primarily focused on the production of equipment for the pulp and paper industry, Mr.Verreault is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Company’s financial statements. He is a member of the Board of Directors and of the Human Resources Committee of TMX Group Inc.

André Desaulniers

Mr. Desaulniers is a director of companies and has acquired his knowledge and experience by acting as Chairman of the Board of Directors of McNeil, Mantha, Inc., an investment dealer, for 17 years. He also served on several audit committees, namely as Chairman of the Audit Committee of the Montréal Stock Exchange Inc.

James B.C. Doak

An economist, Mr. Doak is President and Managing Director of Megantic Asset Management Inc., a Toronto (Ontario) investment company. He has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002.

Annual Information Form

13.3                       EXTERNAL AUDITORS SERVICE FEES

The following table sets out the fees incurred and paid to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries :

	Fees
Services	December 31, 2007	December 31, 2008

Audit Fees (1)	$1,990,418	$2,046,684
Audit-Related Fees (2)	$793,364	$379,539
Tax Fees (3)	$501,114	$734,173
Other Fees (4)	N/A	N/A
Total	$3,284,896	$3,160,396

(1)       Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.

(2)       Professional services related to auditing as well as consultations on accounting and regulatory matters.

(3)       Professional services mainly for tax compliance.

(4)       Various other services.

13.4                       POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES

The Company’s Audit Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by external auditors, (the “Policy”) which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved.  Under the terms of the Policy, services, which involve annual fees of less than $35,000, are pre-approved.  The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee, which involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000.  Services, which involve fees of more than $50,000, require pre-approval of all the members of the Committee.

ITEM 14 - ADDITIONAL INFORMATION

Additional information, including Directors’ and Senior Officers’ remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 17, 2009 for the annual general meeting of shareholders.

Also, additional financial information pertaining to the fiscal year ended December 31, 2008 including Management’s Discussion and Analysis is presented in the Company’s 2008 Annual Report.

In addition, the following documents may be obtained, upon written request, from the Company’s Corporate Secretary:

(a)                                 When Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

i) one copy of the latest Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

ii) one copy of the latest Annual Report of the Company, a copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying Auditors’ report, and the Management’s Discussion and Analysis of Financial Position and Operating Results and one copy of any interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

iii) one copy of the Company’s Management Proxy Circular in respect of its most recent Annual General Meeting of Shareholders that involved the election of Directors ; and

iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)                                at any other time, a copy of the documents referred to in a) i) to iii) above, may be obtained from the Corporate Secretary of the Company, at the address indicated below, provided that the Company may require the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.

Most of the above-mentioned information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.cascades.com.

Cascades Inc.

Corporate Secretary

404 Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls, Québec  J0A 1B0

Telephone:  (819) 363-5100

Telecopier:  (819) 363-5127

SCHEDULE A

CHARTER OF THE

AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “ Company »)

1.             PURPOSE

The purpose of this charter is to describe the role of the Audit Committee (the « Committee ») as well as its duties and responsibilities delegated by the Board of Directors (« the Board »).  The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues: the quality and integrity of the Company’s financial statements;

•                  accounting and financial reporting process;

•                  systems of internal accounting and financial controls;

•                  external auditors qualifications, independence and performance;

•                  internal audit function and process;

•                  the Company’s compliance with legal and regulatory requirements;

•                  fulfill any other responsibilities assigned to it from time to time by the Board.

2.             DIVISION OF RESPONSIBILITIES

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Company’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board.  Management of the Company is responsible for the preparation, the presentation and the integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting.

Management and the internal audit service are responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.  The auditors are responsible for planning and carrying out audits of the Company’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the external auditors, the internal auditor and management of the Company.

3.             COMPOSITION AND ORGANIZATION

The Committee shall be composed of a minimum of three directors, as appointed by the Board at its first meeting following the annual shareholders meeting.  Each member must be an unrelated or independent director.

Each Committee member must be financially literate and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant-Secretary of the Company or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4.                                      MEETINGS AND RESOURCES

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the external auditors, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the Internal Auditor.  The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

CHARTER OF THE

AUDIT COMMITTEE

The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have direct access to management, to the internal auditor and to the external auditors in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their compensation, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Company, its divisions and its subsidiaries.

5.             DUTIES AND RESPONSIBILITIES

In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:

5.1                                 Financial reporting

•                  Monitor the quality and integrity of the Company’s accounting and financial reporting system through discussions with management, the external auditors and the internal auditor;

•                  Review with management and the external auditors the annual audited financial statements of the Company, including the information contained in management’s discussion and analysis, related press releases and the external auditors report on the annual financial statements prior to public disclosure and filing with the Securities Administrators;

•                  Review the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Administrators;

•                  Review the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•                  Review with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•                  Review financial analyses and other written communications prepared by management,  the internal auditor or external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods (« GAAP ») on the financial statements;

•                  Verify the compliance of management certification of financial reports with applicable legislation;

•                  Review important litigation and any regulatory or accounting initiatives that could have a material effect upon the Company’s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•                  Review the results of the external audit, and any significant problems encountered in the performance of the audit, and management’s response or action plan related to any management letter issued by the external auditors.

5.2                                 Risk management and internal control

•                  Periodically receive management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control;

•                  Review insurance coverage for the Company annually and as may otherwise be appropriate;

•                  Review the Company’s risk assessment and risk management policies, including the Company’s policies regarding hedging, investment and credit; review significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Company’s financial or corporate structure,

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CHARTER OF THE

AUDIT COMMITTEE

including off-balance sheet items;

•                  Assist the Board in carrying out its responsibility for ensuring that the Company is compliant with applicable legal and regulatory requirements;

•                  While ensuring confidentiality and anonymity, establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

•                  Periodically review with the Board, the external and internal auditors, and members of management, the Company’s anti-fraud program and practices.

5.3                                 Internal Audit Function

•                  Review with management, the internal audit staff qualifications and experience and, if required, recommend the appointment or replacement of the internal auditor;

•                  Regularly assess the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•                  Annually review the internal audit plan;

•                  Undertake private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved differences of opinion or disputes.

5.4           External Auditors

•                  Recommend to the Board, the appointment of the external auditors and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluate and compensate them and assess their qualifications, performance and independence;

•                  Ensure that as representatives of the shareholders, the external auditors report to the Committee and to the Board;

•                  Approve all auditing services provided by the external auditors and determine and approve in advance non audit services provided, in compliance with applicable legal and regulatory requirements;

•                  Discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles but also the quality of those principles, including: i) all critical accounting policies and practices used ; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as; iii) any other material written communications between the Company and the external auditors, including any disagreement or unresolved differences of opinion between management and the external auditors that could have an impact on the financial statements;

•                  Review at least once a year the external auditors report stating all relationships the external auditors have with the Company and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact the quality of the audit services or their objectivity and independence;

•                  Review the Company’s hiring policies for employees or former employees of the external auditors.

5.5           Performance Evaluation of the Committee

•                  Prepare and review, with the Board, an annual performance evaluation of the Committee and its members and assess once a year, the adequacy of its mandate and, if required, make recommendations to the Board.

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